UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joseph A. Newcomb, Esq.
Vice President, General Counsel and Secretary
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Scott M. Stanton, Esq.
Morrison & Foerster llp
12531 High Bluff Drive
San Diego, California 92130
(858) 720-5100

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Sent via e-mail to employees of Mentor Corporation on December 1, 2008:
Dear Mentor Global Team:
I am sending this message to share exciting news that has significant importance to all of us at Mentor as well as our customers and patients worldwide. We have entered into a definitive agreement to be acquired by ETHICON, Inc., a Johnson & Johnson company. While the press release attached to this message gives an overview of the agreement, I invite you to listen to a Town Hall webcast where I’ll explain the timing and thought process behind the merger and give you a better understanding of the benefits of becoming part of Johnson & Johnson. During the Town Hall webcast, you’ll also hear from Gary Pruden, worldwide President of ETHICON Products and incoming Company Group Chairman for Johnson & Johnson with responsibility for ETHICON, who will give you his perspective on the agreement and the critical role Mentor will play in expanding our joint leadership in the aesthetics market place.
In addition to the Town Hall webcast (dial in numbers below) we will be conducting live meetings in many locations around the world hosted by senior executives from both Mentor and Johnson & Johnson. These meetings will allow us to share information on this important event and facilitate question and answer sessions not possible on the webcast. We will also be hosting conference calls for smaller, more regionally diverse teams of Mentor employees.
On a personal note, I have been with Mentor for over 12 years and, together with many of you, have witnessed and participated in many changes to our company and industry. I have never been as excited about our future as I am today. We have the opportunity to become an important part of the most recognized and successful healthcare company in the world. Our vision for the future, our focus on physician and patient satisfaction and the core values we adhere to are strikingly similar to those of Johnson & Johnson. Regardless of your location, I encourage you to participate in today’s communication activities to learn more about the future of our company and our business mission.
Best regards,
Josh Levine
President and Chief Executive Officer
Mentor Corporation
Mentor Town Hall Dial-In Information
Time of Call: 8:30 a.m. PST
Participant Dial-in Numbers:
▪	U.S.: 800-894-5910

▪	International: 785-424-1052
Conference ID: MENTORNOV
Program Title: Mentor All Staff

Notice to Investors:
The tender offer for the outstanding shares of common stock of Mentor Corporation (“Mentor”), has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson and a wholly-owned subsidiary of Johnson & Johnson will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mentor will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to the stockholders of each of Mentor and Johnson & Johnson at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.